FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                For the month of April 1, 2004 to April 30, 2004


                          CITYVIEW CORPORATION LIMITED
                              SEC FILE No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



         [Indicate         by check mark whether the registrant files or will
                           file annual reports under cover Form 20-F or Form
                           40-F. Form 20-F..........v...Form
                           40-F...................
         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                              Yes............................No.........v...

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.............................

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)




Date May 11, 2004






.................................................
(Signed by)
THINAGARAN
Director

                              LIST OF ASX DOCUMENTS

                      FROM APRIL 1, 2004 TO APRIL 30, 2004

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION


565      APPOINTMENT OF DIRECTOR
566      REPORT FOR THE QUARTER ENDED MARCH 31, 2004

                                         ACN 009 235 634

                                         Level 9, 28 The Esplanade
                                         Perth
                                         Western Australia         6000
                                         PO Box   5643
                                         St George's Terrace
                                         Perth
                                         Western Australia          6831
                                         Telephone: (61-8) 9226 4788
                                         Facsimile:  (61-8) 9226 4799
                                         Email: info@cityviewcorp.com
                                                ---------------------
                                         Web:   www.cityviewcorp.com
                                                --------------------





April 21, 2004




The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000




                             APPOINTMENT OF DIRECTOR

CityView Corporation Limited ("CityView") is pleased to announce the appointment of Mr Robert Maxwell Elliott (MAICD) as a Director to the Board of CityView.

Mr Elliott has degrees in both law and commerce and has served as non-executive director on a number of boards. He is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors.

Mr Elliott has previously worked for major legal, accounting and financial institutions and has been company secretary and a non-executive director of a number of companies. He is a qualified commercial mediator, a Fellow of the Chartered Institute of Company Secretaries, a Member of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.

                          REPORT FOR THE QUARTER ENDED
                                 MARCH 31, 2004

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

                                   Company Details

Registered Office:                     17 Ord Street
                                       West Perth  WA     6005
                                       Australia
Principal Place of Business:           Level 9
                                       28 The Esplanade
                                       Perth             WA   6000
Telephone:                             (618) 9226 4788
Fax:                                   (618) 9226 4799
E-Mail:                                info@cityviewcorp.com
                                       ---------------------
Internet:                              www.cityviewcorp.com
                                       ---------------------
Chairman:                              A I Saddique
Chief Executive Officer:               E Ee
Directors:                             R Goh
                                       Thinagaran
                                       Md N Ramli
                                       J F Arbouw
                                       R M Elliott
Company Secretary:                     J F Arbouw
Australian Auditors:                   BDO
Australian Stock Exchange Symbol:      CVI
NASD Symbol:                           CTVWF
Australian Share Registry:             Computershare Investor Services Pty. Ltd.
US Share Registry:                     Computershare Trust Company Inc
------------------------------------------------------------ -------------------

Market Capitalisation at March 31, 2004

Shares on Issue                           70,161,616
Options                                   Nil
Fully Diluted Capital                     70,161,616
Market Value Fully Diluted                AUD$4,911,313 (US$3,707,059)

--------------------------------------------------------------------------------

Trading Volume
                            AUS              US             TOTAL
  MONTH                    VOLUME          VOLUME           VOLUME
  -----                    ------          ------           ------
  January 2004            314,455          469,750          784,205
  February 2004           917,248         1,235,758        2,153,006
  March 2004              303,100          525,926          829,026
  TOTAL                 1,534,803         2,231,434        3,766,237
--------------------------------------------------------------------------------

Corporate
Mr Y M Jumabhoy, due to personal reasons, resigned as a Director and Chairman of the Company and its subsidiary. In light of Mr Jumabhoy's resignation, Mr Saddique has taken over the position of Chairman and Mr Ee as Chief Executive.

The Board welcomes Mr Robert Maxwell Elliott (MAICD) who has been appointed a Director of the Company.

Mr Elliott has degrees in both law and commerce and has served as non-executive director on a number of boards. He is currently the in-house legal counsel, company secretary and policy manager for the Australian Institute of Company Directors.

Mr Elliott has previously worked for major legal, accounting and financial institutions and has been company secretary and a non-executive director of a number of companies. He is a qualified commercial mediator, a Fellow of the Chartered Institute of Company Secretaries, a Member of the Australian Institute of Company Directors and the Corporate Lawyers Association of Australia.

Oil & Gas Indonesia
CityView has a 25% gross interest in both the Madura (674,100 acres) and Simenggaris (675,582 acres) Blocks. CityView's Joint Venture partner and Operating Shareholder is PT Medco Energi Internasional TBK ("the Operator").

Madura Concession - Madura Island, Indonesia:
Gaffney Cline & Associates (Consultants) Pte Ltd together with the Joint Operating Body presented the following findings and recommendations to the shareholders of the concession:

1. The Madura block is hydrocarbon bearing with potentially commercial accumulations with unrisked gas resources in the order of 1.2 trillion cubic feet in 4 prospects namely, Sebaya, Arosbaya, Telaga and Tambuku.

2. The power market on Madura represents a ready opportunity for sales of up to 16 MMcf/d.

3. A ten-year volume commitment will likely be required from the Gili Power Plant. For full conversion of the Gili power plant, this commitment amounts to approximately 80 Bcf of gas reserves.

4. The central fault block of the Sebaya prospect is estimated to contain about 155 Bcf of recoverable gas, more than enough for the existing power market.

5. The JOB should retain the block and make a proposal to the authorities, BP MIGAS to:
         o Extend the relinquishment date by a minimum of at least one year
         o Drill two appraisal wells (1 firm and 1 contingent on the firm well) on the Sebaya prospect
         o Obtain agreement to be able to hold the entire block with Plan Of Development acceptance and development of Sebaya and for as long as production operations are maintained thereon.

6.       Upon acceptance of the proposal by BP MIGAS, the JOB should:
         o Obtain a Letter Of Intent for gas sales to the Gili Power Plant from the national power company, PLN
         o Investigate independent power generation by the JOB at the Sebaya field site
         o Run a Drilling Well On Paper workshop for both appraisal wells
         o Refine facility costs and construction timing o Perform detailed mapping of the Sebaya prospect.

7.       Upon completion of the above Sebaya activities:
         o Undertake geological field studies to investigate Tuban sand reservoir potential
         o Prepare appraisal plan for Arosbaya
         o Continue evaluation of other island prospects

Full details of the Gaffney Cline report can be viewed at www.cityviewcorp.com under "Recent Announcements" dated February 17, 2004.

GCA/JOB's recommendations have been accepted by the Operating Shareholder and were presented to the relevant authorities, BP MIGAS together with a request for extension of the Block. A work program and Budget for the drilling of the first appraisal well on the Sebaya prospect - Sebaya 2, has also been submitted to BP MIGAS and the Operating Shareholder is certain that the extension will be granted in due course.

It is anticipated that Sebaya 2 will be drilled in the final Quarter of 2004.

Simenggaris Concession - Kalimantan Indonesia
CityView owns 25% of Medco Simenggaris Pty Ltd, which holds the Simenggaris Block under a PSC-JOB agreement. The Block encompasses an area of 675,582 acres and lies in the oil and gas Tarakan Basin region. Four discoveries have been made within the Block: the Sembakung oilfield (40 million barrels oil), the Bangkudulis oilfield, Sesayap-1 and S.Sembakung-1. The former two are producing fields excluded from the contract area and the latter two are undeveloped gas-condensate discoveries, which do form part of the contract area.

The Simenggaris block is programmed to drill a further two wells. These wells are "Bangku Besar" and a second well, the location of which has yet to be determined. In October 2002, Medco advised CityView that the estimated resources, based on information available to Medco, for the wells were:

Bangku Besar A1                        27 MMBO oil   and 127 BCF gas

These estimates are furnished to CityView by the Operating Shareholder and have not been verified in accordance with Australian Stock Exchange Listing rules 5.11,5.12 and 5.13. CityView released the estimated reserves in good faith but advises investors to exercise due caution in relying on the same.

The Operating Shareholder has advised that they are currently focusing their efforts on securing purchasers or a reliable market for the gas and this will determine the future course of action for this concession.

Sands Solutions Group Pty Ltd ("Sands Solutions")
Messrs. Allens Arthur Robinson, a leading Australian law firm, has been instructed to pursue enquiries and to examine the conduct of relevant persons involved in this matter.

Finance
Cash at Bank                                                AUD$ 595,999.00
Expenditure for the Quarter                                 AUD$ 96,319.00


THINAGARAN
Director

April 29, 2004

                             LIST OF ASIC DOCUMENTS

                      FROM APRIL 1, 2004 TO APRIL 30, 2004


               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION







AACV FORM 484 CHANGE OF COMPANY DETAILS - RESIGNATION OF DIRECTOR AND APPOINTMENT OF DIRECTOR.

                                                        Document No. 7E0133244

ASIC
------------------------------------------------
Australian Securities and Investments Commission

                                Change of company details
                                Form 484 - Corporations Act 2001
                                ------------------------------------------------
Company details                 Company name
                                CITYVIEW CORPORATION LIMITED
                                Australian Company Number (ACN)
                                009 235 634
--------------------------------------------------------------------------------
B1 Appoint company officeholder
                                ------------------------------------------------
Officer                         Officeholder Appointment Details
This section shows the          Role(s)
appointment of a company        Director - Appointment Date: 20-04-2004
officeholder                    The name of the appointed officeholder is:
                                Given names             Robert Maxwell
                                Family name             ELLIOTT
                                Date of Birth           08-09-1958
                                City/town of Birth      Sidney
                                State (if born in Australia)            NSW
                                Country of Birth        Australia
                                Residential Address
                                -------------------
                                Address
                                                        22 BRIGHTMORE ST
                                                        CREMORNE, NSW 2090
                                                        Australia
--------------------------------------------------------------------------------
B2 Cease company officeholder
                                ------------------------------------------------
Officer                         Officeholder cessation Details
This section shows the          Role(s)
cessation of a company          Director - Cessation Date: 05-03-2004
officeholder                    The name of the ceased officeholder is:
                                Given names             YUSUFALI MOHAMED
                                Family name             JUMABHOY
                                Date of Birth           05-02-1938
                                Country of Birth        Singapore
--------------------------------------------------------------------------------
Authorisation
This form has been authorised by        by: /s/ John Arbouw
                                               ---------------------------------

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                                I certify that the information in this form is
                                true and complete

                                Name
                                JOHN ARBOUW
                                Capacity
                                Director
                                Date signed
                                21-04-2004
--------------------------------------------------------------------------------
Lodging party details
Please notify the registered agent details (if applicable) and who queries about this form should be directed to

                                ------------------------------------------------
Registered Agent details        ASIC registered agent
If this form is being lodged    ------------------------------------------------
by an ASIC registered agent,    ASIC registered agent
please complete agent name      ------------------------------------------------
and number
                                ------------------------------------------------
Queries about this form         If there is a query regarding this form, ASIC
You can nominate an             should contact (Choose one of the following)
officeholder.
lodging paty or ASIC            [x] Signatory above
registered agent                [ ] ASIC registered agent above
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